Exhibit 12.1
NELNET, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(dollars in thousands)
Income from continuing operations before taxes and minority interest	$57,145	102,395	279,258	234,397	46,289
Income from equity investments	(1,144)	(536)	(1,637)	(1,220)	(778)
Distributions from equity investments	747	149	625	970	—
Interest on uncertain tax positions included in pre-tax income	86	—	—	—	—

Income before fixed charges	56,834	102,008	278,246	234,147	45,511
Plus: fixed charges	1,504,268	1,242,802	621,309	255,660	201,211

Earnings (as defined)	$1,561,102	1,344,810	899,555	489,807	246,722

Interest and amortization expense	$1,502,662	1,241,174	620,111	254,610	200,296
Rent expense (interest portion)	1,692	1,628	1,198	1,050	915
Interest included in interest expense not related to third party indebtedness	(86)	—	—	—	—

Total fixed charges	$1,504,268	1,242,802	621,309	255,660	201,211

“Earnings” divided by fixed charges	1.04	1.08	1.45	1.92	1.23